UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number  000-49757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Reliance Bank Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc.

2170 W. Palmetto Street

Florence, South Carolina 29501

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits as of December 31, 2012 and 2011	2
Statement of changes in net assets available for benefits for the year ended December 31, 2012	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of First Reliance Bank

Employee Stock Ownership Plan

Florence, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Elliott Davis

Columbia, South Carolina

June 27, 2013

1

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments at fair value	$2,806,540	$2,361,767

Notes receivable from participants	119,489	148,916

Total assets	2,926,029	2,510,683

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,926,029	2,510,683

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,988)	(7,018)

NET ASSETS AVAILABLE FOR BENEFITS	$2,912,041	$2,503,665

See Notes to Financial Statements

2

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$261,129
Employer	114,653
Total contributions	375,782

Investment income:
Interest and dividends	758
Net appreciation in fair value of assets	150,725
Total investment income	151,483

Interest income on notes receivable from participants	6,285
Total additions	533,550

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	107,887
Administrative expenses	17,287
Total deductions	125,174

Net increase	408,376

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	2,503,665

END OF YEAR	$2,912,041

See Notes to Financial Statements

3

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of First Reliance Bank Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

First Reliance Bank (the "Company") established the Plan effective as of January 1, 2006. The Plan is an Employee Stock Ownership Plan (ESOP) with 401(k) provisions covering all employees of the Company with 90 days of service and who have attained the age of 18. The ESOP portion of the Plan is discretionary and employees are eligible to participate after one year of employment. The Board of Directors of the Company serves as trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Reliance Trust Company serves as the custodian of the Plan.

Contributions

Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed the maximum Internal Revenue Service (IRS) limitation of $17,000 and $16,500 for 2012 and 2011, respectively. For participants age 50 or older, the IRS maximum contribution is $22,500 and $22,000 for 2012 and 2011, respectively. The Plan defines compensation as the total amount paid (W-2 wages) to the employee for services rendered to the Company, except for reimbursements or other expense allowances, fringe benefits (cash or noncash), moving expenses, deferred compensation and welfare benefits. With limited exceptions, the Plan includes an employee's compensation only for the part of the Plan year in which he actually is a participant. The Plan currently offers various common and collective trusts, money market funds, stable value fund, and First Reliance Bancshares, Inc. common stock. The common stock held by the Plan has two components that are valued differently as described in Note 9. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes a matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. The Company may elect to make a discretionary contribution to the ESOP. The percentage that each eligible employee receives is established annually. There was no discretionary contribution for the year ended December 31, 2012. Contributions are subject to certain limitations.

Participant accounts

Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, allocations of the Company's discretionary ESOP matching contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule, or 25% per year. A participant is 100% vested after four years of credited service. Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Company even if he or she would have a vested interest less than 100%.

4

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Notes receivable from participants

Participants may borrow up to 50% of their vested account balance or $50,000, whichever is less. The loan may not have a term exceeding 5 years except in cases where the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25% which are comparable to local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through biweekly payroll deductions. Participants can borrow from their account once a year.

Payment of benefits

On termination of service due to death, disability, retirement, hardships, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or in annual installments over a period of not more than the beneficiary’s assumed life expectancy. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts

At December 31, 2012 and 2011 forfeited non-vested accounts totaled $2,602 and $3,429, respectively. Under the Plan, participant forfeitures reduce the Company contributions for the Plan year in which the forfeitures occur. For the year ended December 31, 2012, the Company contributions were reduced by $4,315 from forfeited non-vested accounts.

Participant investment options

The Plan currently offers sixteen different investment options for participants.  Investment options include money market accounts, Company stock, a stable value fund, and other common and collective trusts.  Participants may change their investment allocations on a daily basis.

Voting of Company stock

Participants who are vested in the stock of the Company are allowed to exercise voting rights. Each participant is entitled to direct the Trustee to exercise voting rights attributable to shares of the Company's stock allocated to his or her account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accrual basis of accounting has been used in preparing the financial statements of the Plan, with the exception of benefits which are recorded when paid, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
5

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment valuation and income recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares in common/collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are reported at the fair value of the underlying investments and then adjusted to contract value as reported to the Plan by the issuer. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded at the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred.

No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Administrative expenses

All expenses of maintaining the Plan are paid by the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Administrative expenses totaled $17,287 for the year ended December 31, 2012.

NOTE 3 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has the right to amend or terminate the Plan at any time, but no amendment may affect the benefits participants have already accrued under the Plan. In the event of a Plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - STABLE VALUE FUND

The Invesco Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The weighted average crediting rate of the Invesco Stable Value Fund was 1.89% and 2.05% for the years ended December 31, 2012 and 2011, respectively. The average yields earned by the Plan based on the actual interest rates credited to participants were 1.26% and 2.01% for the years ended December 31, 2012 and 2011, respectively.

The following is a reconciliation of fair value per the financial statements to contract value:

	December 31,
	2012	2011
Stable value fund at fair value	$363,697	$240,941
Adjustment to contract value	(13,988)	(7,018)
Stable value fund at contract value	$349,709	$233,923
6

NOTE 5 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2012 and 2011.

Money market funds: Valued at the net asset value of shares held by the plan at year end.

Stable value fund and common and collective trusts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common stock ESOP: Valued using an independent market valuation which includes consideration of recent sales of the Company’s common stock (see Note 9).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

7

NOTE 5 - FAIR VALUE MEASUREMENTS, Continued

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Money market funds	$275,424	$-	$275,424	$-
Stable value fund	363,697	-	363,697	-
Common and collective trusts
Equities:
Index	1,444,524	-	1,444,524	-
Balanced	254,799	-	254,799	-
First Reliance Bancshares, Inc. common stock	468,096	420,060	48,036	-

Total assets at fair value	$2,806,540	$420,060	$2,386,480	$-

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Money market funds	$279,082	$-	$279,082	$-
Stable value fund	240,941	-	240,941	-
Common and collective trusts
Equities:
Index	1,186,279	-	1,186,279	-
Balanced	207,867	-	207,867	-
First Reliance Bancshares, Inc. common stock	447,598	399,109	48,489	-

Total assets at fair value	$2,361,767	$399,109	$1,962,658	$-

NOTE 6 - FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

The following table sets forth additional disclosures of the Plan as of December 31, 2012 and 2011:

	December 31, 2012
		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
SSGA Money Market Fund (a)	$275,424	$-	Daily	None

	December 31, 2011
		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
SSGA Money Market Fund (a)	$279,082	$-	Daily	None

(a)	The investment objective of this fund is to provide safety of principal, daily liquidity, and competitive yield by investing in high quality money market investments.

8

NOTE 7 - INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012		2011
First Reliance Bancshares, Inc. common stock, 258,547 units and 23,094 ESOP units	$468,096		$447,598
Money Market Fund, 275,363 units	275,363		279,048
S&P Midcap Index SL Series Fund - Class A, 7,020 units	274,933		213,786
S&P Flagship SL Series Fund - Class A, 8,477 units	212,748		183,098
S&P Value Index SL Fund Series A, 15,005 units	188,285		129,376
Long US Treasury Index SL Series Fund Class A, 8,026 units	116,346	*	174,523
Russell 2000 Index SL Series Fund - Class A, 6,861 units	180,253		142,646
Invesco Stable Value Fund, 27,601 units	363,697		240,941

* - Does not represent five percent or more for respective year

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $150,725 as follows:

Stable value fund	$5,867
Common and collective trusts	201,001
First Reliance Bancshares, Inc. common stock	(56,143)

Net appreciation in value of the Plan’s investments	$150,725

NOTE 8 - CONCENTRATIONS OF RISKS

At December 31, 2012 and 2011, the Plan's assets included $468,096 and $447,598, respectively, in common stock of the Company. This represents approximately 16% and 19% at December 31, 2012 and 2011, respectively, of total Plan assets. Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

NOTE 9 - COMPANY STOCK

As an ESOP, the Plan investments include 23,094 shares of Company stock contributed by the Company.  The Company's legal counsel has determined that the Plan must comply with Section 401(a) 28 (c) of the Internal Revenue Code Section which provides that Company securities held by an ESOP are not considered to be readily tradable on an established securities market and must be valued by an independent appraiser.  Company stock held by an ESOP is traded on the Over the Counter Bulletin Board, which does not meet the definition of "readily tradable" per the Code section.  Therefore, the value of these shares has been estimated as of December 31, 2012, by an independent valuation specialist and are disclosed as a level 2 asset in Note 5 – Fair Value Measurement. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed as defined by the Code section.  This difference could be material.

Each Participant receiving a distribution of Company stock from the Trust Fund has the option to sell the Company stock to the Company, at any time during two option periods, at the current fair value as reflected in the most current independent valuation.  The first option period runs for a period of 60 days commencing on the date of distribution of Company stock to the Participant.  The second option period runs for a period of 60 days commencing in the next Plan Year after the new determination of the fair value of Company stock by the Plan Administrator and notice to the Participant of the new fair value.  If a Participant (or Beneficiary) exercises his/her option, the Company has the option purchase the Company stock at fair value upon specific terms.

9

NOTE 9 - COMPANY STOCK, Continued

The Plan also contains a 401(k) provision, which allows participants to obtain Company stock through salary deferrals.  Plan assets include 258,547 shares of Company stock acquired by participants through salary deferrals. Because these shares were acquired under the Plan's 401(k) provision, the Company's legal counsel has determined that they are not subject to the above code section.  Therefore, these shares have been valued at the quoted market price according to the Over the Counter Bulletin Board as of December 31, 2012, and are appropriately disclosed as a level 1 asset in Note 5 – Fair Value Measurements.

NOTE 10 - TAX STATUS

The Company has obtained a favorable tax determination letter dated September 30, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be substantiated upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2009.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock issued by the Company.  The Company is the Plan Sponsor, as defined by the Plan. The Plan made a direct payment to the third party administrator of $17,287 for administrative expenses. Furthermore, there have been no known prohibited transactions with parties-in-interest.

NOTE 12 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 13 - SUBSEQUENT EVENTS

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable standards, all material subsequent events have either been recognized in the financial statements or disclosed in the notes to the financial statements.

10

Supplemental Schedule

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

EIN 58-2463842, PLAN NO. 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issuer,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor,	maturity date, rate of interest, collateral,		value
	or similar party	par or maturity value

	Federated	Money Market Fund 61 units		$61
	State Street Global Advisors	Money Market Fund, 275,363 units	**	275,363
	State Street Global Advisors	S&P Midcap Index SL Series Fund - Class A, 7,020 units	**	274,933
	State Street Global Advisors	S&P Flagship SL Series Fund - Class A, 8,477 units	**	212,748
	State Street Global Advisors	S&P Growth Index SL Fund Series A, 9,536 units	**	142,901
	State Street Global Advisors	S&P Value Index SL Fund Series A, 15,005 units	**	188,285
	State Street Global Advisors	Passive Bond Market Index SL Series Fund A, 3,556 units	**	44,639
	State Street Global Advisors	Long US Treasury Index SL Series Fund Class A, 8,026 units	**	116,346
	State Street Global Advisors	Aggressive Strategic Balanced SL Fund, 6,324 units	**	94,018
	State Street Global Advisors	Moderate Strategic Balanced SL Fund, 5,914 units	**	105,549
	State Street Global Advisors	Conservative Strategic Balanced SL Fund, 2,698 units	**	55,232
	State Street Global Advisors	Daily EAFE Index SL Series Fund - Class T, 10,147 units	**	144,799
	State Street Global Advisors	NASDAQ 100 Index Non-Lending Fund Series A, 8,132 units	**	139,620
	State Street Global Advisors	Russell 2000 Index SL Series Fund - Class A, 6,861 units	**	180,253
	Invesco	Invesco Stable Value Fund, 27,601 units	**	349,709	(1)
*	Reliance Trust Co.	First Reliance Bancshares common stock, 258,547 units	**	420,060
*	Reliance Trust Co.	First Reliance Bancshares ESOP, 23,094 units	**	48,036
*	Notes receivable from participants (2)	Participant loans with varying maturities and interest rates ranging from 4.25% to 9.25%.		119,489

		Total		$2,912,041

*	Indicates a party-in-interest to the Plan

**	Cost information omitted due to participant-directed plan.

(1)	Represents contract value of Invesco Stable Value Fund; fair value at December 31, 2012 is $363,697.

(2)	Generally accepted accounting principles does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

11

REQUIRED INFORMATION

Financial Statements

4.	In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2012 and 2011 are presented on pages 2 through 3.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2013	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Plan Administrator

13

Exhibit Index

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.

14